News

FOR IMMEDIATE RELEASE

Bank of Montreal’s 2003 Annual MD&A and Audited Consolidated Financial Statements
for the Year Ended October 31, 2003 Available Today

TORONTO, December 22, 2003 — BMO Financial Group announced today that its 2003 annual MD&A and audited consolidated financial statements for the year ended October 31, 2003, are available by visiting www.bmo.com/investorrelations.

In a news release dated November 25, 2003, BMO Financial Group announced results for its fourth quarter and 2003 fiscal year. That release also included the fourth quarter MD&A and unaudited summary financial statements for the periods ended October 31, 2003. The documents that are accessible today on the Internet will provide more comprehensive information for the fiscal year. These same documents will also be included in BMO’s 2003 Annual Report, which will be sent to shareholders and will be available on the web site on or after January 21, 2004.

Contacts:

Ian Blair, Toronto, ian.blair@bmo.com, (416) 867-3996
Lucie Gosselin, Montreal, lucie.Gosselin@bmo.com, (514) 877-1101
Internet: www.bmo.com